September 2, 2026

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form RW – Request for Withdrawal
Osprey Solana Trust
(Registration Statement File No. 333-291023)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Osprey Solana Trust (the “Trust”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Registration Statement on Form S-1 (File No. 333-291023) initially filed with the Commission on October 22, 2025, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Sponsor is making this application for withdrawal are that the Sponsor does not intend to proceed with the planned distribution of the Trust’s shares registered by the Registration Statement.

The Sponsor confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please do not hesitate to contact Erin E. Martin of Morgan, Lewis & Bockius LLP at (202) 739-5729 or by email at erin.martin@morganlewis.com.

Respectfully,

/s/ Gregory D. King
Gregory D. King
President and Chief Executive Officer*

* The Registrant is a trust and the identified person signing this report is signing in their capacity as an authorized officer of Osprey Funds, LLC, the Sponsor of the Registrant.

cc: Erin E. Martin

Morgan, Lewis & Bockius LLP